12010354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67988

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Telsey Advisory Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue 12th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sonja Espinal 212-584-4628
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Leigh Ekstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telsey Advisory Group LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman

Title

Notary Public

KLAUDIO NIKOLLA
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01NI6209067
MY COMMISSION EXPIRES JULY 13, 20 13

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

TELSEY ADVISORY GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Telsey Advisory Group LLC

We have audited the accompanying statement of financial condition of Telsey Advisory Group LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Telsey Advisory Group LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

New York, New York
February 22, 2012

TELSEY ADVISORY GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash	$ 6,140,179
Cash segregated in compliance with federal regulations	674,979
Accounts receivable	1,036,545
Receivable from clearing broker, including clearing deposit of $125,000	1,211,572
Securities pledged under subordinated loan agreement	3,000,000
Security deposits and other assets	1,024,084
Property and equipment, net	190,016
	$ 13,277,375
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 4,772,165
Deferred revenue	99,687
Due to related party	13,860
Total liabilities	4,885,712
Liabilities subordinated to claims of general creditors	3,000,000
Members' equity	5,391,663
	$ 13,277,375

See accompanying notes to financial statements.

TELSEY ADVISORY GROUP LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Telsey Advisory Group LLC (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware on May 28, 2008. The Company's operations consist primarily of generating and distributing financial equity research to institutions, providing investment banking services and institutional trading.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company became a registered broker-dealer in March 2009. Effective January 1, 2011, the Company changed its name from Telsey Capital Group LLC.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2011.

Revenue Recognition

The Company recognizes research revenue based on the services provided and information obtained from its clients. Any differences between the actual revenue received in a subsequent period and the revenue recorded at the end of the prior period are recorded as an adjustment to revenue in the subsequent period. Cash collected in advance of the services provided is recorded as deferred revenue.

The Company recognizes commission revenue and expenses on a trade-date basis.

1. Nature of business and summary of significant accounting policies (continued)

Receivables from Clearing Brokers

The Company has a clearing agreement with Penson Financial Services, Inc. (the "Clearing Broker"). The Clearing Broker clears the Company's security transactions and the Company is required to maintain certain deposits with the Clearing Broker. In January 2012, the Company entered into a new clearing agreement with Broadcort, a division of Merrill Lynch.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided for utilizing the straight-line method over the estimated useful lives of the related assets as follows:

Asset	Estimated Useful Lives
Computer and office equipment	3 - 5 years
Furniture and fixtures	7 years
Website development	3 years
Leasehold improvements	Term of Lease

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes, accordingly, there is no provision for federal and state income taxes as the net income or loss of the Company is included in the income tax returns of the individual members. The Company's is subject to New York City Unincorporated Business Tax.

The Company follows an asset and liability approach to financial accounting and reporting for New York City Unincorporated Business Tax. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's files its income tax returns in the U.S. federal and various state and local jurisdictions. The Company's income tax returns are subject to examinations by major taxing authorities from inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Equity-Based Compensation

The Company complies with GAAP, which establishes standards for accounting for transactions in which an entity exchanges equity-based awards for goods and services. GAAP requires an entity to measure the cost of employee services received in exchange for equity-based awards on the grant date fair value of the awards. The grant date fair value of employee equity interests and similar instruments will be estimated using a third party valuation.

If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. GAAP requires all equity-based awards granted to employees to be recognized as compensation expense over the service period (generally the vesting period) in the financial statements based on their fair values. GAAP requires an estimate of future forfeitures which has an impact on equity-based compensation expense.

Since the Company's membership interests are not publicly traded and it is therefore difficult to estimate the volatility of the Company's membership interest, the volatility estimate used in calculating the fair value of the membership interests has been determined based on a review of the volatility of companies considered by a third party valuation company and management to be comparable to the Company. GAAP requires the Company to measure the membership interests based on an appropriate industry sector index, instead of the expected volatility of its membership interests. The third party valuation company utilized this comparable company analysis because management believes that the average volatility is a reasonable benchmark to use in estimating the expected volatility of the Company's membership interests.

2. Property and equipment

Property and equipment consist of the following at December 31, 2011:

Computer and office equipment	$	77,697
Furniture and fixtures		5,702
Website development		46,000
Leasehold improvements		97,564
		226,963
Less accumulated depreciation and amortization		36,947
	$	190,016

Depreciation and amortization expense amounted to approximately $30,000 for the year ended December 31, 2011.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $6,141,000 which was approximately $5,815,000 in excess of its computed minimum net capital requirement of approximately $326,000.

4. Concentrations of credit risk

The Company had revenue from one customer that accounted for approximately 12% of the Company's revenues for the year ended December 31, 2011 and 8% of the Company's accounts receivable at December 31, 2011.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

Pursuant to an expense sharing agreement, as effectively modified in 2011, (the "Agreement") with Telsey Holdings LLC (the "Parent"), the Company recognizes certain expenses based on the terms and conditions per the Agreement. Rent expense amounted to approximately $409,000 for the year ended December 31, 2011 and is included in rent and other related expenses on the accompany statement of operations. The amount due to Parent was approximately $14,000 at December 31, 2011.

The Company paid rent to the Parent's landlord for the office space it occupied of approximately $607,000 for the year ended December 31, 2011. This amount is included in rent and other related expenses on the accompanying statement of operations.

7. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company did not make contributions to the Plan for the year ended December 31, 2011.

8. Commitments

Operating Lease

The Company entered into an operating lease which expires September 2018, and is subject to escalations for increases in real estate taxes and other operating costs.

Future minimum annual rental payments are as follows:

Year Ending December 31,		
2012	$	64,000
2013		66,000
2014		68,000
2015		69,000
2016		71,000
Thereafter		129,000
	$	467,000

Rent expense amounted to approximately $49,000 for the year ended December 31, 2011. This amount is included in rent and other related expenses on the accompanying statement of operations.

8. Commitments (continued)

Letter of Credit

The Company's bank issued an irrevocable standby letter of credit in the form of a certificate of deposit ("CD") for approximately $365,000 in connection with its payroll service provider agreement. The CD is included in security deposits and other assets on the accompanying statement of financial condition.

The Company has an irrevocable standby letter of credit in the form of a CD of approximately $244,000, in connection with an office lease. The CD is included in security deposits and other assets on the accompanying statement of financial condition.

Bonus Payment

Pursuant to a services agreement, the Company is subject to future bonus payments in the amount of approximately $133,000 per annum, to one of its Member's, contingent upon the Member's continued employment, for the years ending December 31, 2012, 2013 and 2014.

9. Equity-based compensation

The Company accounts for membership interests granted to employees in accordance with GAAP. GAAP requires a nonpublic entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments.

During 2011, the Parent authorized the issuance of its membership interests ("Granted Members Interests") to the Company and the Company, in turn, granted these units to employees as compensation expense, subordinate in liquidation preference to the existing members as of the respective grant date ("Grant Date"). The purpose of the grants is to encourage certain officers and employees of the Company to contribute to the Company's success and align their interests with the interests of the existing members.

The following table summarizes the Granted Membership Interest activity, at the time of grant, for the year ended December 31, 2011:

Grant Date	Number of Grantees	Vesting Condition	Vested Membership Percentage	Forfeited Membership Percentage
December 22, 2008	16	4 years	100%	26%
December 31, 2009	8	4 years	67%	26%
June 15, 2010	19	4 years	33%	26%
November 2, 2011	19	4 years	0%	26%

9. Equity-based compensation (continued)

The following table summarizes the fair value of the Granted Membership Interests for the year ended December 31, 2011, and the compensation costs recognized, as well as the remaining amount of compensation costs to be recognized in future years:

Grant Date	Number of of Grantees	Fair Value of the Aggregate Membership Interest	Compensation Cost Recognized in 2011	Compensation Cost to be Recognized in Future Years	Recognition Period for Remaining Compensation Cost
December 22, 2008	16	$60,000	$14,000	-	-
December 31, 2009	8	$36,000	$8,000	$12,000	1
June 15, 2010	19	$110,000	$26,000	$55,000	2
November 2, 2011	19	$100,000	-	$100,000	3

10. Liabilities subordinated to claims of general creditors

The Company had a $3,000,000 subordinated loan agreement at December 31, 2011, which was in accordance with agreements approved by FINRA. The subordinated loan agreement matures October 31, 2014 and bears interest at 6% per annum.